Exhibit 3.1

ARTICLES OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

XSUNX, INC.

The undersigned Chief Executive Officer of XSUNX, INC., a Colorado corporation (the “Corporation”), does hereby certify that the holder of the shares of the Corporation entitled to cast a majority of the votes on this matter executed an action by written consent dated June 15, 2020, adopting resolutions to amend the Articles of Incorporation of the Corporation, as follows:

ARTICLE I

ARTICLE I shall be amended to change the name to “NovAccess Global Inc.”

ARTICLE IV

ARTICLE IV is hereby amended to add the Section 6 as follows:

“Section 6. 1-for-1,000 Reverse Stock Split. Each share of the Corporation’s Common Stock, issued and outstanding immediately prior to August 25, 2020 (the “Split Date”) (the “Old Common Stock”), shall automatically and without any action on the part of the holder thereof be reclassified as and changed, pursuant to a reverse stock split (the “Reverse Stock Split”), into a fraction thereof of 1/1,000 of a share of the Corporation’s outstanding Common Stock, no par value (the “New Common Stock”), subject to the treatment of fractional interests as described below. Each holder of a certificate or certificates which immediately prior to the Split Date, represented outstanding shares of Old Common Stock (the “Old Certificates,” whether one or more) shall be entitled to receive, upon surrender of such Old Certificates to the Corporation’s Transfer Agent for cancellation, a certificate or certificates (the “New Certificates,” whether one or more) representing the number of whole shares of the New Common Stock into which and for which the shares of the Old Common Stock formerly represented by such Old Certificates so surrendered are classified under the terms hereof. From and after the Split Date, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof. No certificates or scrip representing fractional share interests in the New Common Stock will be issued, and no such fractional share interests will entitle the holder thereof to vote, or to any rights of a shareholder of the Corporation. Any fraction of a share resulting from the Reverse Stock Split equal to one-half share or greater will be adjusted upward to the nearest whole share. Any fraction of a share resulting from the Reverse Stock Split equal to less than one-half share will be adjusted downward to the nearest whole share; provided, however, that any Shareholder who holds fewer than 500 shares before the Reverse Stock Split will receive one full share after the Reverse Stock Split. If more than one Old Certificate shall be surrendered at one time for the account of the same Shareholder, the number of full shares of New Common Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Certificates so surrendered. If any New Certificate is to be issued in a name other than that in which the Old Certificates surrendered for exchange are issued, the Old Certificates so surrendered shall be properly endorsed and otherwise in proper form for transfer. From and after the Split Date, the amount of capital represented by the shares of the New Common Stock in which and for which the shares of the Old Common Stock are reclassified under the terms hereof shall be the same as the amount of capital represented by the shares of Old Common Stock so reclassified until reduced or increased in accordance with applicable law.”

Dated:     August 25, 2020

XSUNX, INC.

Dan Martin, Chief Executive Officer